July 30, 2010
Vasant Prabhu
VICE CHAIRMAN & CHIEF FINANCIAL OFFICER
T 914 640 2676 F 914 640 8526
E vasant.prabhu@starwoodhotels.com
1111 westchester avenue
white plains, ny 10604
united states

William H. Demarest IV	via Facsimile 703.813.6984
Staff Accountant	and Federal Express
Division of Corporation Finance

Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starwood Hotels & Resorts Worldwide, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File February 25, 2010 Proxy Statement on Schedule 14A Filed March 29, 2010 File No. 1-07959
Dear Mr. Demarest and Ms. van Doorn:
We refer to the letter dated July 28, 2010 from William H. Demarest IV, Staff Accountant, and Linda van Doorn, Senior Assistant Chief Accountant, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Vasant M. Prabhu (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), and the Proxy Statement on Schedule 14A filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). We are following up with this letter, which contains our response to the Staff’s comment contained in the Letter. For ease of reference, the Staff’s comment is set forth in its entirety along with our response.
Proxy Statement on Schedule 14A
Long-term Incentive Compensation, page 28

Mr. William H. Demarest, IV
Ms. Linda van Doorn
Securities and Exchange Commission
July 30, 2010
Page 2.
Comment:
1.	We have reviewed your response to comment no. 3 from our letter dated June 30, 2010 that indicates the performance-based considerations that led to the long-term incentive compensation awards are detailed on pages 23-25 of the proxy statement. Please confirm that in future filings your disclosure regarding the evaluation process and individual assessment will be revised to clarify, if true, that such evaluation process and individual assessment provides the basis for how the compensation committee arrived at the long-term incentive awards for each named executive officer or otherwise disclose specifically how the compensation committee arrived at the long-term incentive award amounts for each named executive officer.
Response:
We plan to revise our disclosures regarding long-term incentive compensation in future filings to clarify that the evaluation process and individual assessment provides the basis for how the compensation committee arrived at the long-term incentive awards for each named executive officer or otherwise disclose specifically how the compensation committee arrived at the long-term incentive award amounts for each named executive officer.
If you have any questions or comments in connection with any of the foregoing, please call me at 914/640-2676 or Alan Schnaid, Senior Vice President and Corporate Controller, at 602/852-3326. Facsimile transmissions may be sent to either of us at either 914/640-8526 or 602/852-0115.

Very truly yours,
STARWOOD HOTELS & RESORTS
WORLDWIDE, INC.

By:	/s/ Vasant Prabhu Vasant Prabhu
Vice Chairman and Chief Financial Officer
Date: July 30, 2010